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Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

March 10, 2014

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 10, 2014, of Littelfuse, Inc., and are in agreement with the statements contained in the first and third paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page 2 therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant's 2013 financial statements.

Very truly yours,

Ernst & Young LLP